EXHIBIT 99.1

Hydrogenics to Present at the Needham Growth Conference on January 17, 2013

MISSISSAUGA, Ontario, Jan. 7, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it will present at the 15th Annual Needham Growth Conference on January 17, 2013 in New York. Management will review the Company's operations and growth strategy at 3:30 p.m. Eastern Time.

A live audio webcast of the presentation will be accessible via the Hydrogenics website. To hear the presentation and view related materials, please visit the website at www.hydrogenics.com. A replay will be available for ninety days.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

CONTACT: Company Contacts:
         Chris Witty
         Hydrogenics Investor Relations
         646-438-9385
         cwitty@darrowir.com